UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

88 Market Street, Level 21

CapitaSpring

Singapore 048948

+65 6914 9808

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Mega Matrix Inc. (the “Company”) is furnishing this Form 6-K to provide its third quarter financial statements and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K, Exhibits 99.1 and 99.2 attached hereto shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-277227), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2024 and 2023.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations in connection with the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2024 and 2023.
99.3	Press Release - MPU Reports 2024 Q3 Results
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: November 12, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

3